Aluminum Corporation of China Limited

August 17, 2023

Via EDGAR

Mr. Kyle Wiley and Mr. Christopher Dunham
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 25, 2023
File No. 001-15264

Dear Mr. Wiley and Mr. Dunham:

Aluminum Corporation of China Limited (the “Company”) acknowledges receipt of your comment letter dated August 4, 2023 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within ten business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for an extension of twenty (20) business days that was granted by Mr. Kyle Wiley of the Staff in a phone conversation with our outside counsel on August 16, 2023. The Company will formally respond to the Comment Letter on or before September 15, 2023.

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We are grateful for the Staff’s assistance in this matter. In the meantime, if the Staff has any questions, please do not hesitate to contact the Company’s outside counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)